

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Bruce F. Norton, Esq.
Executive Vice President, General Counsel and Secretary
Expedia, Inc.
333 108th Avenue N.E.
Bellevue, WA 98004

> **Re:** **Expedia, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 29, 2010**
> **File No. 333-169654 through 333-169654-13**

Dear Mr. Norton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please refer to the second full paragraph on the second page of the opinion and revise to specify the dates of the opinions referenced.

Exhibit 5.2

2. Please refer to the second page of the opinion and delete the sentence that begins with "[w]e have not conducted any special review…." Counsel may limit its opinion to the appropriate state law, but the above referenced limitation is inappropriate.

Exhibit 5.3

3. Please refer to page 3 of the opinion and delete the sentence that begins with "[o]our opinions herein are based upon…." Counsel may limit its opinion to the appropriate state law, but the above referenced limitation is inappropriate.

Exhibit 5.5

4. Please confirm that counsel will refile the opinion as of the date of effectiveness or remove the reference to "the date hereof" from the last paragraph of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Special Counsel

cc (via fax):   Michael Adams
Adam Nussbaum
(212) 403-2269
(212) 403-2105